Exhibit 4.5

SEQUANS COMMUNICATIONS

Société anonyme au capital de 554.400,26 Euros

Siège social : 19, Le Parvis de La Défense – 92800 PUTEAUX

RCS Nanterre B 450 249 677

BSA (Warrants) Issuance Agreement

Dated March 8th, 2011

(1) SEQUANS COMMUNICATIONS

(2) THE HOLDER OF BSA

Summary

PREAMBLE : PRESENTATION OF THE ISSUANCE AGREEMENT

Title 1.	SUBSCRIPTION AND FEATURES OF BSA

Article 1. Holder of BSA

Article 2. Allotment and subscription of BSA

Article 3. Features and period of validity of BSA – Conditions of exercise

Article 4. Termination of the mandate of Independant Board Member of Sequans Communications

Article 5. Setting of the subscription price for shares covered by the BSA

Title 2.	RIGHT OF EXERCIZE – SUSPENSION – FORMALITIES – SHARES SUBSCRIBED

Article 6. Suspension of the rights to exercise the BSA

Article 7. Conditions of exercise of BSA

Article 8. Delivery and form of shares

Article 9. Rights and availability of shares

Title 3.	REPRESENTATION OF HOLDERS - PROTECTION – AMENDMENT OF THE ISSUANCE AGREEMENT

Article 10. Representation of Holders

Article 11. Protection of Holders – Rights of the Company

Article 12. Binding effect – Amendment of the issuance agreement – Term – Jurisdiction

WHEREAS

In a decision taken on March 8th, 2011, a combined general shareholders’ meeting (the “CGM”) voted in favour of the issuance a total number of 100,000 BSA, at the price of 0.01 Euro per BSA.

Each BSA gives the Holder the right to subscribe for one new class A preferred share of the Company (or 2 BSA will give right to subscribe for one ordinary share after completion of both the conversion of class A preferred shares into ordinary shares and the reverse split of Company shares) at the market value approved by the most recent Board of Directors prior to the actual issue of said BSA. This decision entails the suppression of the shareholders’ pre-emptive subscription rights with respect to the A preferred shares likely to be issued.

Furthermore, the Board of Directors was granted the power to increase share capital by a maximum nominal amount of Euro 1,000, to record the successive increases in share capital as a result of the exercise of the BSA, and to carry out all formalities required as a result thereof.

The CGM, having eliminated the preferred subscription right of shareholders to the BSA, fully reserved subscription of these BSA for the subscribers designated by the CGM.

The purpose of this BSA issuance agreement (the “Issuance Agreement”) is to define the terms and conditions governing these 100,000 BSA issued with a vesting period.

THE PARTIES AGREE AS FOLLOWS

Title 1. SUBSCRIPTION AND FEATURES OF BSA

Article 1. Holder of BSA

The Holder is a physical person being an independent member of the Company’s Board of Directors, designated by the CGM.

The number of BSA allocated to the Holder is 50,000.

Article 2. Allotment and subscription of BSA.

The BSA proposed to the Holders shall be subscribed at the price of 0.01 Euro per BSA, price which shall be paid on subscription, either by mean of a payment in cash or by way of a set-off with a debt.

The number of BSA proposed to Holder shall be indicated in an Individual Notification Letter sent to him/her by the Chairman; the subscription of such shall be done no later March 18, 2011 from the receipt of the aforesaid letter, by returning to the Company

-	the BSA subscription form duly signed,

-	as well as (i) a copy of this Issuance Agreement and (ii) a copy of the “CONTRACTUAL UNDERTAKING” , both attached to said letter, after the Holder has duly executed said copies.

FAILURE TO COMPLY WITH THIS MAJOR FORMALITY WITHIN THE APPLICABLE PERIOD – EXCEPT IN THE EVENT OF FORCE MAJEURE—SHALL RENDER THE BSA ISSUED IMMEDIATELY AND AUTOMATICALLY VOID.

Article 3. Features and period of validity of BSA – Conditions of exercise

Provided they are subscribed for by the Holder, BSA are granted for a period of 10 years as from March 8th, 2011, date of their issuance by the CGM and subscription by the Holder.

BSA must be exercised within the aforementioned maximum period of 10 years; furthermore, the vesting schedule is at the rate of 1/3rd per year. For the sake of clarity, it is specified that, the Holder shall be entitled to exercise up to 1/3rd of his BSA on the first, up to 2/3rd on the second and without restriction on the third anniversary of the date defined by the CGM and reminded in the Individual Notification Letter.

Exercising a BSA entitles the Holder to subscribe for one new class A preferred share (or 2 BSA will give right to subscribe for one ordinary share after completion of both the conversion of class A preferred shares into ordinary shares and the reverse split of Company shares) of Sequans Communications’ share capital at the price of Euro [—] – issuance premium of Euro [—] included—price applied by the CGM and reminded under article 5 hereafter.

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This number of shares cannot be modified during the BSA’ period of validity, except in the event of an adjustment in the subscription price and any other adjustments in accordance with statutory and regulatory requirements.

Any BSA that is not exercised before the expiry of the aforementioned 10-year period shall be null and void.

Article 4. Termination of the mandate of independent Board member of Sequans Communications

In the event of a termination, anticipated or not, of the Holder’s mandate as independent Board member of Sequans Communications, regardless of the reason, said Holder shall lose any and all rights with regard to BSA not yet exercisable on the date of the aforesaid termination (hereafter the “Termination Date”), in accordance with the schedule for exercising the BSA set under article 2 above.

However, the Holder retains the right to exercise BSA that are exercisable and that have not yet been exercised, provided that Holder exercises them within a period of thirty (30) days following the Termination Date.

After the expiry of such period, the Holder shall lose any and all rights with regard to unexercised BSA which shall be null and void.

Notwithstanding the above and in the event of death of the Holder, his heirs or beneficiaries shall have a period of 6 months to exercise the BSA. After the expiry of this 6-month period hereinabove, said heirs or beneficiaries shall lose all rights with regard to unexercised BSA.

However and should Sequans Communications be subject to an acquisition by a third company, all BSA subscribed by the Holder and not yet exercisable would nevertheless become exercisable from the effective date of such change of control, notwithstanding the schedule set out under article 3 above, allowing said Holder to exercise any and all remaining BSA, provided that such exercise occurs within a period of 30 days following the aforesaid acquisition.

Article 5. Setting of the subscription price for shares covered by the BSA

The CGM decided that the subscription price for shares to be issued pursuant to an exercise of the BSA shall be set at the fair market value as determined on March [•], 2011, by Brenner Group, an independent organization specialized in valuation of company’s shares.

This subscription price – with respect to this BSA Issuance Agreement—is set in the amount of EUR [•] per share (of which EUR [•] is an issue premium).

This price may not be changed during the BSA’ period of validity, except in the event of adjustments in accordance with statutory and regulatory requirements.

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Title 2. RIGHT OF EXERCIZE – SUSPENSION – FORMALITIES – SHARES SUBSCRIBED

Article 6. Suspension of the rights to exercise BSA

If necessary, the Board of Directors may suspend the right to exercise the BSA. In particular, a suspension may be ordered whenever a transaction concerning Sequans Communications’ share capital requires knowing in advance the exact number of shares that make up share capital or in the event that one of the financial transactions requiring an adjustment is carried out.

In such case, Sequans Communications shall inform the Holders of the BSA, indicating the date of the suspension and the date on which the right to exercise BSA will be re-established. Such suspension may not exceed 3 months.

If the right to exercise a BSA expires during a period in which rights are suspended, the period for exercising the BSA shall be extended by 3 months.

Article 7. Conditions of exercise of BSA

All requests for exercising BSA, documented by the signature of the corresponding subscription certificate, shall be sent to Sequans Communications, and must be accompanied by a cheque or a money transfer made out to the Company’s order in an amount corresponding to the number of shares subscribed.

Shares subscribed must be, at the time of subscription, either fully paid up in cash or by way of a set-off with a debt.

Failure to do so renders the subscription of shares null and void.

Article 8. Delivery and form of shares

Shares acquired by exercising BSA are registered in the books of Sequans Communications as registered shares.

Article 9. Rights and availability of shares

The new A preferred shares (or ordinary shares, as the case may be) shall be subject to all provisions of the by-laws and shall enjoy all rights pertaining to shares of such class as from the date the increase in share capital is completed.

These shares shall be immediately transferable, in compliance with the “CONTRACTUAL UNDERTAKING”.

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Title 3. REPRESENTATION OF HOLDERS – PROTECTION – AMENDMENT OF THE ISSUANCE AGREEMENT

Article 10. Representation of Holders of BSA

Pursuant to the provisions of Article L. 228-103 of the French Commercial Code, the Holders of BSA are grouped into a body with legal personality protecting their joint interests (the “masse”). General meetings of Holders meet at the registered office or in any other location of the department of the registered office or of bordering departments.

The masse will appoint one or more representatives of the body, at the request of the Board of Directors. The representative(s) of the masse will be governed by applicable legal and regulatory provisions. The representative of the masse will receive no remuneration for his duties.

Article 11. Protection of Holders – Rights of the Company

11.1	Holders will enjoy the protection reserved by law and regulations for holders of securities giving access to the capital. The Company will provide the Holders, or their representative, with the information set out by the law and regulations.

11.2	During the entire period of validity of the BSA, the Company will have the option of changing its form or object, without obtaining prior authorisation from the Holders of BSA. In addition, the Company shall be entitled to change the rules for distributing profits, write down its capital, or create preferred shares entailing such modification or writing down, subject to the prior authorisation to be delivered pursuant the terms of Article L. 228-103 of the French Commercial code and provided that the Company accordingly take the measures necessary to maintain the rights of the Holders, in compliance with applicable legal and/or regulatory provisions.

11.3	Subject to the powers expressly reserved by law for the general meeting of shareholders and, as the case may be, for the general meeting and for the representative of the body of Holders, the Board of directors will be empowered to take any measure relating to the protection and adjustment of the rights of Holders as provided for by the law and regulations, in particular by Article L. 228-99 of the French Commercial Code.

11.4	The Issuance Agreement and the conditions for the subscription or allotment of equity securities determined at the time of the issuance may only be amended by the extraordinary general meeting of shareholders of the Company, with the authorisation of the Holders obtained under the conditions provided for by law, in particular by Article L. 228-103 of the French Commercial Code.

Article 12. Binding effect – Amendment of the issuance agreement – Term – Jurisdiction

12.1	The Holders are automatically subject to this Issuance Agreement, through this subscription or acquisition of BSA.

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12.2	This Issuance Agreement becomes effective on the date of effective subscription of the BSA and ends on the first of the following dates: (a) the expiry date of the BSA, (b) the date on which all the BSA have been exercised or waived. In addition, it will cease to be binding on each BSA Holder on the date on which such holder ceases to hold any BSA.

12.3	This Issuance Agreement is subject to French law. Any dispute relating to this Issuance Agreement or relating to the application of the terms and conditions of the BSA will be referred to the relevant court of the district of the Cour d’appel of the registered office of the Company.

Executed in two (2) copies

SEQUANS COMMUNICATIONS

M.
(the “Holder”“)

(The Holder shall initialize each page, sign the last page and write down: “read and approved”)

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